December 17, 2018

L. Daniel Browne
President and Chief Executive Officer
Revance Therapeutics, Inc.
7555 Gateway Boulevard
Newark, California 94560

       Re: Revance Therapeutics, Inc.
           Form 10-K for the Fiscal Year Ended December 31, 2017
           Filed March 2, 2018
           File No. 001-36297

Dear Mr. Browne:

       We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Healthcare
& Insurance
cc:    Cyril Allouche